Caracle Creek International Consulting Inc.
Geological Consultants - Project Management

CONSENT of AUTHOR

Julie Selway, Ph.D., P.Geo.
17 Frood Rd
Sudbury, Ontario
Canada, P3C 4Y9
Telephone: 705-671-1801
Email: jselway@cciconline.ca

The British Columbia Securities Commission
The Alberta Securities Commission
The Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission
TSX Venture Exchange

I, *Julie Selway*, do hereby consent to the filing of the written disclosure of the technical report titled "Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico" and dated October 15, 2008. (the "Technical Report") and any extracts from or summary of the Technical Report in a press release by MAG Silver Corp, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of MAG Silver Corp contains any misrepresentation of the information contained in the Technical Report.

Dated this October 15, 2008

Julie Selway, Ph.D., P.Geo.

PROFESSIONAL GEOSCIENTIST
JULIE B. SELWAY
PRACTISING MEMBER
0738
ONTARIO

Caracle Creek International Consulting Inc.
Geological Consultants - Project Management

CONSENT of AUTHOR

Brad Leonard, M.Sc., P.Geo.
17 Frood Rd
Sudbury, Ontario
Canada, P3C 4Y9
Telephone: 705-671-1801
Email: bleonard@cciconline.com

The British Columbia Securities Commission
The Alberta Securities Commission
The Ontario Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission
TSX Venture Exchange

I, *Brad Leonard*, do hereby consent to the filing of the written disclosure of the technical report titled "Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico" and dated October 15, 2008. (the "Technical Report") and any extracts from or summary of the Technical Report in a press release by MAG Silver Corp, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure of MAG Silver Corp contains any misrepresentation of the information contained in the Technical Report.

Dated this October 15, 2008

Brad Leonard, M.Sc., P.Geo.

PROFESSIONAL GEOSCIENTIST
BRADLEY C. LEONARD
PRACTISING MEMBER
0927
ONTARIO